April 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:    Blackstone Real Estate Income Fund

  Registration Statement on Form N-2, File Nos. 811-22900 and 333-216456

  Blackstone Real Estate Income Fund II

  Registration Statement on Form N-2, File Nos. 811-22907 and 333-216457

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund and Blackstone Real Estate Income Fund II (together, the “Funds”), please find the following response to the oral comment received on April 18, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission. For convenience of reference, the comment of the Staff has been reproduced herein.

Registration Statement

Investment Objectives and Strategies

1.	We note your response to prior Comment 2. Please tell us supplementally whether residential mortgages referenced by CRT securities may also be placed in an MBS vehicle or serve as a reference mortgage in more than one CRT security. Stated differently, would a default on a residential mortgage impact multiple investment vehicles? In addition, please explain how these securities are structured and where they are located within the issuer’s capital structure.

In response to the Staff’s comment, the Funds advise the Staff that the residential mortgages referenced by credit risk transfer securities (“CRT securities”) are also part of an agency mortgage-backed security (“MBS”) issued by a government sponsored entity (“GSE”), such as the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation. The GSEs do not place a single mortgage in more than one agency MBS pool, therefore a default in a residential mortgage would only affect one agency MBS pool. CRT securities only reference one pool of mortgages. Therefore, a default on a particular residential mortgage would only impact holders of CRT securities referencing that mortgage pool.

GSEs create pools of residential mortgages and then issue agency MBS guaranteed by the GSE to private investors. To mitigate the risk associated with guaranteeing payments to investors in the agency MBS pool, GSEs issue CRT securities, which are general unsecured debt obligations of the GSE, but unlike ordinary general unsecured debt, the payment obligations of principal and interest under the CRT securities are tied to specific credit events of the pool of mortgages in the referenced agency MBS. CRT securities are designed to be economically similar to the GSE’s first-loss position in the agency MBS. If there are significant defaults in a pool of mortgages such that the GSE must make payments from its own assets to honor its guarantee, the GSE can use the proceeds received from the issuance of the CRT securities and the GSE’s obligation to repay the CRT securities would generally be written down as a result of the defaults in the reference pool of mortgages.

Should you have any questions or comments, please feel free to call Rajib Chanda of Simpson Thacher & Bartlett LLP at (202) 636-5543.

Very truly yours,

/s/ Rajib Chanda

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